SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 27, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐     Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐     No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

Enclosed:

     Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 27, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

June 27, 2005

IVANHOE MINES AND PLACER DOME SUBSIDIARY ENTER INTO NEW
EXPLORATION AGREEMENT AT IVANHOE’S CLONCURRY PROJECT, AUSTRALIA

BRISBANE, AUSTRALIA — Edward Flood, Ivanhoe Mines Deputy Chairman, announced today that Ivanhoe Cloncurry Mines Pty. Ltd., a wholly-owned subsidiary of Ivanhoe Mines Ltd. (Ivanhoe), has entered into a new farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc., to explore for deposits of gold and copper on a portion of Ivanhoe’s Cloncurry Project in northwestern Queensland, Australia.

The Ivanhoe-Placer Pacific joint venture covers 114.5 square kilometres at the southern end of Ivanhoe’s 1,450-square-kilometre Cloncurry Project, representing approximately 8% of Ivanhoe’s total licence area.

Placer Pacific is seeking new deposits of gold and copper mineralization suitable for processing at the Osborne Mine and Mill. The Osborne Mine, approximately 25 kilometres south of Ivanhoe’s licence area, is owned 100% by Placer Pacific and has been producing gold and copper since 1995.

The agreement with Ivanhoe allows Placer Pacific to earn a 50% interest and form a joint venture with Ivanhoe in any new deposits by spending A$2 million before October 31, 2005. To date, Placer Pacific has spent approximately A$700,000.

If Placer Pacific discovers a gold or sulphide copper/gold resource that is greater than 10 million tonnes, the two parties will each have a 50% participating interest in the new deposit. If Placer Pacific discovers a potential gold or sulphide copper/gold resource at a grade suitable for processing at the Osborne Mill that is less than 10 million tonnes, Placer Pacific will have the right to earn an additional 35% interest (for a total of 85%) in the new deposit by incurring additional expenditures of A$3 million on the new deposit before October 31, 2007. This would give Ivanhoe a free carried interest of 15% in the deposit until the commencement of commercial production.

Since acquiring the Cloncurry Project in September, 2003, Ivanhoe has been conducting comprehensive exploration with the objective of identifying bulk-tonnage copper-gold mining opportunities for development. Ivanhoe has scheduled drilling in coming months on a number of high-quality targets. Some of the targets have not been previously drill tested; others have had only limited scout drilling.

In March, 2005, Ivanhoe announced the discovery of a new deposit of potentially significant iron oxide copper-gold mineralization at the Swan Prospect, near the former Mt. Elliott Mine, within the Cloncurry Project area. The Swan Prospect is approximately 25 kilometres north of the separate area covered by the new agreement with Placer Pacific.

Ivanhoe believes that the Cloncurry area has excellent geological potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base metal deposits, the Ernest Henry and Osborne

2

IOCG mines, the Tick Hill gold deposit and the Mary Kathleen rare earth and Valhalla uranium deposits.

The technical information in this release is based on information compiled by James Heape, a Fellow of the Australian Institute of Geoscientists and a Qualified Person as required by NI 43-101. Mr. Heape, a full-time Ivanhoe Cloncurry employee, has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration, and to the activity that he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Ivanhoe’s shares are listed on the New York and Toronto stock exchanges under the symbol IVN.

Information contacts in North America

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the planned exploration at the Cloncurry prospect and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.